News Release

For immediate release

Gildan Activewear Announces Fiscal 2009 Third Quarter Results

–  Gross Margins of 24.4% and EPS of U.S. $0.32 Before Income Tax Recoveries and Restructuring Charges  –
–  Free Cash Flow of U.S. $78.5 million  –
–  Completion of Canada Revenue Agency Audit for 2004-2006  –

Montréal, Thursday, August 13, 2009 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced its financial results for the third quarter of its 2009 fiscal year. The Company also announced that the Canada Revenue Agency (CRA) had completed its audit of the Company’s tax returns for the audit period 2004-2006, with no significant adjustments to the returns as filed. The CRA has continued to accept Gildan’s transfer pricing methodology for the years subject to audit. Gildan had previously announced the final settlement of the CRA audit for the period 2000-2003.

Sales and Earnings

Gildan reported net earnings of U.S. $41.5 million and diluted EPS of U.S. $0.34 for its third fiscal quarter ended July 5, 2009, compared with net earnings of U.S. $54.5 million and diluted EPS of U.S. $0.45 in the third quarter of fiscal 2008. Results in both years included after-tax restructuring charges, amounting to U.S. $3.4 million and U.S. $2.3 million respectively. Restructuring charges in the third quarter of fiscal 2009 related primarily to the previously announced consolidation of sock finishing operations. Net earnings before restructuring charges in the third quarter of fiscal 2009 amounted to U.S. $44.9 million or U.S. $0.37 per diluted share, compared to U.S. $56.8 million or U.S. $0.47 per share a year ago. The reduction in net earnings and EPS before restructuring charges was primarily due to lower unit sales volumes, as a result of weak economic conditions, and lower gross margins, primarily as a result of unfavourable product-mix and lower activewear net selling prices, partially offset by lower SG&A and financial expenses, and the impact of income tax recoveries. EPS in the third quarter of fiscal 2009 included a U.S. $0.05 per share benefit of income tax recoveries related to prior fiscal years. Before the impact of income tax recoveries, adjusted EPS in the third fiscal quarter was U.S. $0.32 per share.

The third quarter of Gildan’s current fiscal year included one week fewer than the third quarter of fiscal 2008. The third quarter of fiscal 2008 included an extra week in order to align the Company’s 52-week reporting cycle with the calendar year.

Net sales in the third quarter of fiscal 2009 amounted to U.S. $307.8 million, down 19.2% from U.S. $380.8 million in the third quarter of last year. Sales of activewear and underwear were U.S. $258.1 million, down 15.6% from U.S. $305.9 million last year, and sales of socks were U.S. $49.7 million, down 33.6% from U.S. $74.9 million in the third quarter of fiscal 2008.

The decrease in sales of activewear and underwear was due to more unfavourable product-mix, primarily as a result of a lower proportion of sales of higher-valued fleece and long-sleeve T-shirts, a 2.6% decline in net selling prices for activewear, due to increased promotional activity compared to last year, the impact of the stronger U.S. dollar on Canadian and international sales, and a 3.5% decline in unit sales volumes.

The reduction in unit sales volumes compared to last year was primarily due to a 16.6% decline in overall industry shipments to screenprinters in the U.S. wholesale distributor channel, as well as the non-recurrence of the extra week of sales included in the third quarter of fiscal 2008. These factors were largely offset by increased market share, replenishment of distributor inventories, and increased shipments to international markets and imprinted private label customers.

The table below summarizes data from the S.T.A.R.S. report produced by ACNielsen Market Decisions, which tracks unit volume shipments from U.S. wholesale distributors to U.S. screenprinters, for the calendar quarter ended June 30, 2009:

	Three months ended		Three months ended
	June 30,		June 30,
	2009 vs. 2008		2009	2008
	Unit Growth		Market Share
	Gildan	Industry	Gildan
All products	(9.6)%	(16.6)%	55.7%	51.9%
T-shirts	(9.3)%	(16.2)%	56.4%	52.6%
Fleece	(13.1)%	(15.0)%	52.7%	51.7%
Sport shirts	(18.6)%	(26.6)%	38.1%	34.6%

Overall inventories in the U.S. wholesale distributor channel at June 30, 2009 were down by 13.2% compared with a year ago, and Gildan’s share of distributor inventories was 49.5%, compared with its market share of 55.7% in the third quarter as shown above.

In addition to the impact of one week less of sales in the third quarter of fiscal 2009, the reduction in sock sales in the mass-retailer channel was due to the discontinuance of sock product-lines in fiscal 2008, combined with the timing impact of year-over-year fluctuations in retailer inventory levels including the impact in the current year of the changeover to new retailer private label brands. Sales of Gildan products by major retail customers to consumers continue to perform well, in the context of the market, and in particular the Company is pleased with the strong initial performance of new private label sock brands.

The Company is progressing well in its discussions with mass retailers to secure new retail programs, and continues to expect new retail programs to enhance its sales growth in fiscal 2010 compared to fiscal 2009.

Gross margins in the third quarter were 24.4%, compared to 26.6% last year and 15.8% in the second quarter of the current fiscal year. The reduction in gross margins compared to last year was primarily due to lower net selling prices for activewear, the negative impact of currency fluctuations, more unfavourable product-mix and higher cotton costs. These factors were partially offset by lower manufacturing and energy costs, which favourably impacted gross margins in the third quarter by approximately 450 basis points, in spite of manufacturing downtime taken in the third quarter to balance activewear inventories with projected sales demand.

Gross margin trends improved on a monthly basis during the third quarter. Gross margins are expected to improve slightly in the fourth quarter compared to the third quarter, as more favourable product-mix and lower manufacturing, energy and cotton costs compared to the third quarter are expected to more than offset the impact of assumed increased promotional selling price activity.

Selling, general and administrative expenses, were U.S. $36.2 million in the third quarter, or 11.8% of sales, compared to U.S. $39.8 million, or 10.5% of sales, in the third quarter a year ago. The decrease in SG&A expenses was primarily due to reduced distribution costs, the impact of the lower-valued Canadian dollar on corporate administrative expenses, and the non-recurrence of an accounts receivable provision recorded in the prior year, partially offset by the timing of variable compensation expense and higher professional and legal fees.

An income tax recovery of U.S. $5.8 million in the third quarter primarily reflected a U.S. $5.6 million recovery to recognize previously unrecorded tax benefits from prior years. Excluding the impact of the tax recoveries and the tax benefit relating to restructuring charges, the effective income tax rates for the third quarter and the first nine months of fiscal 2009 were 2% and 3% respectively, compared with 5.8% and 6.7% for the corresponding periods of fiscal 2008. The reduction in the effective income tax rate compared with last year reflects a lower proportion of profits earned in higher tax-rate jurisdictions.

Year-to-date Sales and Earnings

Net sales for the nine months ended July 5, 2009 were U.S. $736.6 million, down U.S. $188.4 million or 20.4% compared to the same period last year. The decrease in net sales was due to a 13.3% decline in activewear unit volumes, unfavourable activewear product-mix, a U.S. $39.2 million decrease in sock sales primarily due to the elimination of unprofitable sock product-lines during fiscal 2008, and the negative impact of the stronger U.S. dollar on Canadian and international activewear sales. The lower unit sales volumes for activewear were primarily due to the decline in overall industry unit shipments by U.S. wholesale distributors to screenprinters and inventory reductions by U.S. wholesale distributors, which more than offset Gildan’s market share gains in the U.S. screenprint channel during the nine months ended July 5, 2009.

Net earnings for the first nine months were U.S. $52.9 million, or U.S. $0.44 per share on a diluted basis, compared with net earnings of U.S. $124.5 million or U.S. $1.02 per share for the same period last year. Before restructuring charges in both years, net earnings for the first nine months of fiscal 2009 were U.S. $57.4 million, or U.S. $0.47 per share, compared to U.S. $128.4 million, or U.S. $1.06 per share, for the same period last year. The reduction in net earnings and EPS in the first nine months of fiscal 2009 was due to significantly lower activewear unit sales volumes and gross margins, partially offset by lower SG&A and financial expenses and the impact of the income tax recoveries in the third quarter.

Cash Flows and Financial Position

Cash flows from operating activities less cash flows from investing activities resulted in free cash flow generation of U.S. $78.5 million in the third quarter.

Inventories at the end of the third quarter were reduced by U.S. $40.4 million compared to the end of the second quarter, but were U.S. $48.8 million higher than at the end of the third quarter of fiscal 2008, when inventory levels were affected by production constraints. Further manufacturing downtime will be scheduled as required prior to the year-end in order to continue to control activewear inventories, based on the outlook for end-use demand and the level of replenishment of distributor inventories.

Trade accounts receivables were reduced to 41 days of sales outstanding at the end of the third quarter, compared to 51 days at the end of the third quarter a year ago and 45 days at the end of second fiscal quarter. The Company continues to be comfortable with its receivables collections and trade credit exposures.

The Company ended the third quarter of fiscal 2009 with net indebtedness of U.S. $18.5 million, and continues to have significant financing capacity and flexibility under its revolving bank credit facility, which matures in 2013. Capital expenditures for fiscal 2009 are currently projected to be approximately U.S. $60-$70 million, in line with the Company’s projection at the end of the second quarter.

The Company continues to expect to have no debt outstanding under its bank credit facility at the fiscal year-end.

Disclosure of Outstanding Share Data

As of July 31, 2009, there were 120,956,937 common shares issued and outstanding along with 1,015,578 stock options and 757,806 dilutive restricted share units (“Treasury RSUs”) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of 50% of the Treasury RSU grant is dependent upon the financial performance of the Company, relative to a benchmark group of Canadian publicly-listed companies.

Financial Highlights

		Q3 2008		YTD 2008
(in US$ millions, except per share amounts or otherwise indicated)	Q3 2009	Recast*	YTD 2009	Recast*
Net sales	307.8	380.8	736.6	925.0
Gross profit	75.1	101.3	152.7	251.4
Selling, general and administrative expenses (SG&A)	36.2	39.8	100.6	106.1
Operating income	34.5	59.2	46.6	141.4
EBITDA (1)	58.1	79.0	99.1	186.3
Net earnings and comprehensive income	41.5	54.5	52.9	124.5
Adjusted net earnings (2)	44.9	56.8	57.4	128.4

Diluted EPS	0.34	0.45	0.44	1.02
Adjusted diluted EPS – (2)	0.37	0.47	0.47	1.06
Gross margin	24.4%	26.6%	20.7%	27.2%
SG&A as a percentage of sales	11.8%	10.5%	13.7%	11.5%
Operating margin	11.2%	15.6%	6.3%	15.3%
Cash flows from operations	80.6	40.7	47.1	168.4
Free cash flow (3)	78.5	21.5	19.4	92.2
As at	July 5, 2009	October 5, 2008	July 6, 2008
Inventories	339.6	316.2	290.8
Accounts receivable	194.1	222.2	254.5
Net indebtedness (4)	18.5	40.6	95.3

* Reflects the impact of the changes in accounting policy as described in Note 3 to the unaudited interim consolidated financial statements
(1), (2), (3), (4): Please refer to Non-GAAP Financial Measures on page 7 of this press release.

Information for Shareholders

This release should be read in conjunction with Gildan’s 2009 Third Quarter MD&A dated August 12, 2009 and its interim consolidated financial statements for the three and nine months ended July 5, 2009 (available at http://gildan.com/corporate/IR/quarterlyReports.cfm) which is incorporated by reference in this release, filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission.

Gildan Activewear Inc. will hold a conference call to discuss these results today at 8:30 AM EDT. The conference call can be accessed by dialing 800-261-3417 (Canada & U.S.) or 617-614-3673 (international) and entering passcode 41809019, or by live sound webcast on Gildan's Internet site ("Investor Relations" section) at the following address: http://gildan.com/corporate/IR/webcastPresentations.cfm. If you are unable to participate in the conference call, a replay will be available starting that same day at 11:30 AM EDT by dialing 888-286-8010 (Canada & U.S.) or 617-801-6888 (international) and entering passcode 86204863, until August 20, 2009 at midnight, or by sound web cast on Gildan's Internet site for 30 days.

Profile

Gildan is a vertically-integrated marketer and manufacturer of quality branded basic apparel. The Company is the leading supplier of activewear for the screenprint channel in the U.S. and Canada. It is also a leading supplier to this market in Europe, and is establishing a growing presence in Mexico and the Asia-Pacific region. The Company sells T-shirts, sport shirts and fleece in large quantities to wholesale distributors as undecorated “blanks”, which are subsequently decorated by screenprinters with designs and logos. Consumers ultimately purchase the Company’s products, with the Gildan label, in venues such as sports, entertainment and corporate events, and travel and tourism destinations. The Company’s products are also utilized for work uniforms and other end-uses to convey individual, group and team identity. The Company is also a leading supplier of private label and Gildan branded socks primarily sold to mass-market retailers. In addition, Gildan has an objective to become a significant supplier of men’s and boys’ underwear and undecorated activewear products to mass-market retailers in North America.

Forward-Looking Statements

Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risks and Uncertainties” section and the risks described under the section “Financial Risk Management” of the 2008 Annual MD&A, as subsequently updated in our first, second and third quarter 2009 interim MD&A, for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this press release.

Forward-looking information is inherently uncertain and results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to: general economic conditions such as commodity prices, currency exchange rates, interest rates and other factors over which we have no control; the impact of economic and business conditions, industry trends and other external, political and social factors in the countries in which we operate, including the current political instability in Honduras; the intensity of competitive activity; changes in environmental, tax, trade, employment, consumer product safety and other laws and regulations, including effects of the recently enacted United States Consumer Products Safety Act; our ability to implement our strategies and plans; our ability to complete and successfully integrate acquisitions; our reliance on a small number of significant customers; changes in consumer preferences, customer demand for our products and our ability to maintain customer relationships and grow our business; the fact that our customers do not commit to minimum quantity purchases; the seasonality of our business; our ability to attract and retain key personnel; our reliance on computerized information systems; changes in accounting policies and estimates; and disruption to manufacturing and distribution activities due to labour disruptions, political instability, bad weather, natural disasters and other unforeseen adverse events.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2009 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Non-GAAP Financial Measures

This release includes reference to certain non-GAAP financial measures such as EBITDA, adjusted net earnings, adjusted diluted EPS, free cash flow and net indebtedness. These non-GAAP measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below.

(1) EBITDA

EBITDA is calculated as earnings before interest, taxes and depreciation and amortization and excludes the impact of restructuring and other charges, as well as the non-controlling interest in consolidated joint venture. The Company uses EBITDA, among other measures, to assess the operating performance of our business. We also believe this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. We exclude depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

		Q3 2008		YTD 2008
(in US$ millions)	Q3 2009	Recast*	YTD 2009	Recast*
Net earnings	41.5	54.5	52.9	124.5
Restructuring and other charges	4.4	2.3	5.5	3.9
Depreciation and amortization	16.3	14.9	48.4	41.9
Variation in depreciation included in inventories	1.2	2.5	(4.3)	0.4
Interest, net	0.2	1.2	1.6	6.1
Income taxes	(5.8)	3.4	(5.0)	9.1
Non-controlling interest of consolidated joint venture	0.3	0.2	-	0.4
EBITDA	58.1	79.0	99.1	186.3

* Reflects the impact of the change in accounting policy as described in Note 3 to the unaudited interim consolidated financial statements.
Certain minor rounding variances exist between the financial statements and this summary.

(2) Adjusted net earnings and adjusted diluted EPS

Adjusted net earnings and adjusted diluted earnings are calculated as net earnings and earnings per share excluding restructuring and other charges, as discussed in Note 8 to the unaudited interim consolidated financial statements. The Company uses and presents these non-GAAP measures to assess its operating performance from one period to the next without the variation caused by restructuring and other charges that could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

		Q3 2008		YTD 2008
(in US$ millions, except per share amounts)	Q3 2009	Recast*	YTD 2009	Recast*
Net earnings and comprehensive income	41.5	54.5	52.9	124.5
Adjustments for:
Restructuring and other charges	4.4	2.3	5.5	3.9
Income tax recovery on restructuring and other charges	(1.0)	-	(1.0)	-
Adjusted net earnings	44.9	56.8	57.4	128.4
Basic EPS**	0.34	0.45	0.44	1.03
Diluted EPS**	0.34	0.45	0.44	1.02
Adjusted diluted EPS**	0.37	0.47	0.47	1.06

* Reflects the impact of the change in accounting policy as described in Note 3 to the unaudited interim consolidated financial statements.
** Quarterly EPS may not add to year-to-date EPS due to rounding
Certain minor rounding variances exist between the financial statements and this summary.

(3) Free cash flow

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our business. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in US$ millions)	Q3 2009	Q3 2008	YTD 2009	YTD 2008
Cash flows from operating activities	80.6	40.7	47.1	168.4
Cash flows used in investing activities	(2.1)	(19.2)	(25.7)	(213.0)
Adjustments for:
Business acquisitions	-	-	-	126.8
Restricted cash (received) paid related to acquisition	-	-	(2.0)	10.0
Free cash flow	78.5	21.5	19.4	92.2

Certain minor rounding variances exist between the financial statements and this summary.

(4) Net indebtedness

We consider total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

(in US$ millions)	Q3 2009	Q4 2008	Q3 2008
Current portion of long-term debt	2.8	3.6	3.8
Long-term debt	90.2	49.4	104.7
Total indebtedness	93.0	53.0	108.5
Cash and cash equivalents	(74.5)	(12.4)	(13.2)
Net indebtedness	18.5	40.6	95.3

Certain minor rounding variances exist between the financial statements and this summary.

CONTACTS:
Investor Relations
Laurence G. Sellyn,	Sophie Argiriou,	Benoit Leroux,
Executive Vice-President,	Director,	Director,
Chief Financial and Administrative	Investor Communications	Corporate Development
Officer	Tel: (514) 343-8815	Tel: (514) 343-8898
Tel: (514) 343-8805	Email: sargiriou@gildan.com	Email: bleroux@gildan.com
Email: lsellyn@gildan.com

Media Relations
Geneviève Gosselin,
Director, Corporate Communications
Tel: (514) 343-8814
Email: ggosselin@gildan.com